Exhibit (d-2)

AMENDMENT TO THE INVESTMENT ADVISORY

AGREEMENT

Pursuant to the Investment Advisory Agreement (the “Agreement”) dated May 31, 2013 by and between Alger Global Growth Fund, and Fred Alger Management, Inc., as amended, the parties agree to amend the Agreement effective September 17, 2018 as follows:

1.	All references to Alger Global Growth Fund are hereby changed to Alger Global Focus Fund

2.

Except as provided herein, the terms and conditions contained in the Agreement shall remain in full force and effect. Capitalized terms herein that are not defined shall have the meanings ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties by their duly authorized officers, have caused this Agreement to be executed as of the date first written above.

ALGER GLOBAL FOCUS FUND		FRED ALGER MANAGEMENT, INC.

By:	/s/ Tina Payne	By:	/s/ Tina Payne
Name: Tina Payne		Name: Tina Payne
Title: Secretary		Title: General Counsel